

15027352

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED

AUG 2 1 2015

201

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NUMBER
8- 65976

REPORT FOR THE PERIOD BEGINNING_____7/01/14_____ AND ENDING_____06/30/15_____
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Plante Moran Insurance Agency Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

____27400 Northwestern Highway____
                    (No. and Street)

____Southfield____   ____MI____   ____48034____
      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
____Daniel J. Trotta____   248-603-5374
                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

____Moss Adams LLP____
          (Name – if individual, state last, first, middle name)

____999 Third Avenue, Suite 2800____ ____Seattle____ ____WA____ ____98104____
      (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, ___Trevor D. Royston_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Plante Moran Insurance Agency Services, LLC_____, as of ___June 30_____, 20_15___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

___President___
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Report of Independent Registered
Public Accounting Firm and Consolidated
Statement of Financial Condition for

PLANTE MORAN INSURANCE AGENCY SERVICES, LLC AND SUBSIDIARY

June 30, 2015

PLANTE MORAN INSURANCE AGENCY SERVICES, LLC AND SUBSIDIARY

JUNE 30, 2015

TABLE OF CONTENTS



MOSS-ADAMS LLP
Certified Public Accountants | Business Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Board of Directors
Plante Moran Insurance Agency Services, LLC

We have audited the accompanying consolidated financial statement of Plante Moran Insurance Agency Services, LLC and Subsidiary (collectively, the "Company") which comprises the consolidated statement of financial condition as of June 30, 2015, and the related notes to the consolidated financial statement. The consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statement referred to above presents fairly, in all material respects, the consolidated financial position of Plante Moran Insurance Agency Services, LLC and Subsidiary as of June 30, 2015 in conformity with accounting principles generally accepted in the United States of America.

Moss Adams LLP

Seattle, Washington
August 19, 2015



CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2015

ASSETS

CASH AND CASH EQUIVALENTS	$ 1,198,568
RESTRICTED CASH	2,651
UNBILLED WORK IN PROCESS	125,560
OTHER ASSETS	7,100
TOTAL ASSETS	$ 1,333,879

LIABILITIES

ACCRUED PAYROLL AND EXPENSES	$ 111,260
DUE TO RELATED PARTY	116,568
TOTAL LIABILITIES	227,828

EQUITY

EQUITY	1,106,051
TOTAL LIABILITIES AND EQUITY	$ 1,333,879

The accompanying notes are an integral part of this consolidated statement.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT

1. ORGANIZATION

Plante Moran Insurance Agency Services, LLC (PMIA), a Michigan Limited Liability Company, is a broker-dealer registered with the Securities and Exchange Commission (SEC), in the States of Michigan, Ohio, and Illinois, and is a member of the Financial Industry Regulatory Authority (FINRA), specializing in providing professional services and products to its clients. PMIA shall continue in perpetuity unless it is dissolved or terminated pursuant to its operating agreement or involuntarily pursuant to any regulatory action. PMIA is considered an "other broker-dealer" by FINRA and uses Valmark Securities exclusively, a registered broker-dealer, as its clearing agent when placing variable insurance contracts on behalf of its clients. PMIA does not otherwise hold funds or securities for or owe money or securities to customers. PMIA is a wholly-owned subsidiary of P&M Holding Group, LLP.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying consolidated financial statement includes the accounts of Plante Moran Insurance Agency Services, LLC and PMIA II, LLC (PMIA II), a variable interest entity (VIE), collectively, the Company. Plante Moran Insurance Agency Services, LLC holds a 49% interest and is considered to be the primary beneficiary of PMIA II. The 51% equity interest attributable to the VIE not held by PMIA is reported as a noncontrolling interest in the accompanying consolidated financial statement. The noncontrolling interest is held by Valmark Securities, Inc. All significant intercompany balances and transactions have been eliminated upon consolidation. The ownership interest in PMIA and the 49% ownership interest of PMIA II, is defined as PMIA Member.

Basis of Presentation and Revenue Recognition

PMIA is engaged in a single line of business as a broker-dealer, which comprises several classes of services, such as comprehensive insurance consulting and planning on behalf of its clients and the purchase of individual life, disability and long-term care insurance and the placement of those products to meet clients' needs.

Cash and Cash Equivalents

The Company's cash accounts exceed the related amount of Federal depository insurance. The Company has not experienced any loss in such accounts and believes it is not exposed to any significant credit risk. The Company considers financial instruments with a maturity of less than 90 days when acquired to be cash equivalents.

Restricted Cash

PMIA has $2,651 in a Central Registration Depository (CRD) Account with FINRA that it uses to pay registration fees to other states.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Concentration of Credit Risk

PMIA is engaged in various brokerage activities in which counterparties primarily include broker-dealers. In the event counterparties do not fulfill their obligations, PMIA may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is PMIA's policy to review, as necessary, the credit standing of each counterparty.

Given the nature of PMIA's business, customers vary from year to year as engagements are completed and new engagements are accepted. Therefore, PMIA's revenue stream does not rely on any one customer or group of customers.

PMIA had two customers that comprised approximately 69% of the unbilled work in process balance at June 30, 2015.

Accounts Receivable and Credit Policies

Accounts receivable are uncollateralized insurance customer obligations due under normal trade terms requiring payments within 30 days. The Company generally collects receivables within 30 days.

Accounts receivable are stated at the amount billed to the customer and/or insurance companies. Payments of accounts receivable are allocated to the specific invoices identified on the customer's and/or insurance company's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all accounts receivable balances that exceed 30 days from the invoice date and based on an assessment of current credit worthiness, estimates the portion, if any, of the balance that will not be collected on specific invoices. Additionally, management estimates an allowance for the aggregate remaining accounts receivable based on historical collectability. There are no accounts receivable as of June 30, 2015.

Unbilled Work in Process

Unbilled work in process consists primarily of commissions due on policies purchased by clients and consulting fees to be billed. Amounts are stated at estimated net realizable value.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

PMIA is a Michigan Limited Liability Company and has elected to be treated as a single member LLC "partnership" for federal income tax purposes. Under this election, the taxable income or loss of PMIA is taxed directly to the member. Accordingly, PMIA records no provision for federal income taxes.

PMIA II is a Michigan Limited Liability Company and has elected to be treated as a partnership for federal income tax purposes. Under this election, the taxable income or loss of PMIA II is taxed directly to its members. Accordingly, PMIA II records no provision for federal income taxes.

Accounting Estimates

Management uses estimates and assumptions in preparing the consolidated financial statement in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities. Actual results could vary from the estimates that were used.

3.   RELATED PARTY TRANSACTIONS

PMIA entered into a management services agreement (the Agreement) with Plante & Moran, PLLC (PM, PLLC), a wholly owned subsidiary of P&M Holding Group, LLP (PMHG), the single member of PMIA, whereby PM, PLLC will provide general business management, administrative functions, financial management, support services, and the use of facilities for the benefit of PMIA. In addition, certain staff-related and other expenses may be paid by PM, PLLC on PMIA's behalf. These expenses are reimbursed by the Company on a quarterly basis. The Agreement automatically renews in one year increments, unless notice of termination is given by either party.

At June 30, 2015, the due to related party consisted of the amount due to PM, PLLC related to services under the Agreement.

4.   NET CAPITAL PROVISION OF RULE 15c3-1

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, PMIA is required to maintain a minimum net capital balance, as defined, under such provisions.

PMIA's minimum capital requirement is the greater of $5,000 or 6⅔% of aggregate indebtedness, as defined, under Securities and Exchange Commission Rule 15c3-1(a)(1)(i) and (a)(2)(vi), as it does not maintain customer accounts. Net capital may fluctuate on a daily basis. At June 30, 2015, PMIA had net capital of $964,646, which was $949,457 in excess of its required net capital of $15,189.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT

4. NET CAPITAL PROVISION OF RULE 15c3-1 (Continued)

    In addition to the minimum net capital provisions, Rule 15c3-1 requires that PMIA maintain a ratio of aggregate indebtedness, as defined, to net capital, of not more than 15 to 1. At June 30, 2015, the ratio was 0.236 to 1.

5. EXEMPTION FROM RULE 15c3-3

    PMIA acts as an "other broker-dealer" and does not otherwise hold funds or securities for or owe money or securities to customers. PMIA operates under Section (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is therefore exempt from the requirements of Rule 15c3-3.

6. RETIREMENT PLANS

    PMIA participates in a 401(k) plan and defined contribution plan administered by P&M Holding Group, LLP. These plans cover substantially all employees. The 401(k) plan provides for a matching contribution equal to 50% of a participant's deferral up to 2% of the participant's total compensation. The defined contribution plan provides for contributions ranging from 5% to 9% of an employee's compensation, as defined.

7. SELF-INSURANCE

    PMIA participates in a self-insurance medical plan administered by P&M Holding Group, LLP covering all of its eligible employees. Excess loss insurance has been purchased to provide stop loss coverage 1) on any individual claim that exceeds $200,000 in a calendar year up to $1,000,000 and 2) based on aggregate claims that exceed 125% of expected claim costs up to $1,000,000. The expected claim cost is determined based on a predetermined claim cost per participant per month. Plante & Moran, PLLC, a wholly-owned subsidiary of P&M Holding Group, LLP, has agreed to reimburse PMIA for health insurance costs to the extent that the average cost per staff for PMIA exceeds the average cost per staff for the participating self-insured group. PMIA has recorded an accrual of approximately $9,100 at June 30, 2015 for known claims and estimated claims incurred but not reported.

8. INFORMATION ABOUT VARIABLE INTEREST ENTITIES

    PMIA holds a 49% equity interest in PMIA II. PMIA II was formed for purposes of providing administrative and service bureau services to its members. PMIA II is considered to be a variable interest entity since substantially all of PMIA II's services are conducted for the benefit of PMIA. PMIA determined that it is the primary beneficiary of PMIA II because it is allocated 70% of the profits and losses of PMIA II and it has the power to direct the activities of PMIA II. As a result, PMIA II has been included in the financial statement as a consolidated variable interest entity. As of June 30, 2015, PMIA II had total assets of $6,094. Included in consolidated assets are assets totaling $6,094 that represent collateral for obligations of PMIA II. Apart from that amount, creditors and beneficial holders of PMIA II have no recourse to the assets or general credit of Plante Moran Insurance Agency Services, LLC.